FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 001-35001

AVALON RARE METALS INC.

(Translation of registrant’s name into English)

130 Adelaide Street West

Suite #1901

Toronto, Ontario M5H 3P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):           ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS FILED

See the Exhibit Index hereto.

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 and Exhibits 99.5 through 99.10 to this Form 6-K are hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-173669) of Avalon Rare Metals Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVALON RARE METALS INC.

/s/ R. James Andersen
Date: April 13, 2012	R. James Andersen Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Condensed Consolidated Interim Financial Statements for the three and six month periods ended February 29, 2012 (unaudited)
99.2	Management’s Discussion and Analysis of Financial Statements for the period ended February 29, 2012
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings
99.5	Consent of Roscoe Postle Associates Inc.
99.6	Consent of Donald H. Hains
99.7	Consent of Jason J. Cox
99.8	Consent of John R. Goode
99.9	Consent of Tudorel Ciuculescu
99.10	Consent of SNC-Lavalin Inc.